Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-4 No. 333-225287) and related Prospectus of Fidelity National Financial, Inc. for the registration of 16,096,987 shares of its common stock and to the inclusion of our report dated February 23, 2018 (except Note S, as to which the date is May 30, 2018), with respect to the consolidated financial statements and schedules of Fidelity National Financial, Inc., and the effectiveness of internal control over financial reporting of Fidelity National Financial, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, FL
July 12, 2018